UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: May 29, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date:	May 29, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXTERNAL NEWS RELEASE

08-13-TC

For Immediate Release: May 29, 2008

STATEMENT FROM TECK COMINCO METALS LIMITED

Trail, BC — Teck Cominco regrets to announce that at approximately 5:30pm on May 28, 2008 a heat exchanger in the lead refinery of the Trail Operations failed allowing electrolyte, an acidic solution containing lead, to get to the Columbia River, through an industrial outlet.

The environmental monitoring system detected the problem, environmental control procedures were immediately activated and the lead refinery was temporarily shut down to prevent further release of the solution.

Trail Operations immediately notified the Provincial Emergency Program (PEP), the Ministry of Environment and Environment Canada and will continue to cooperate fully with all regulatory agencies to manage this incident.

Approximately 950 kg of lead in solution was discharged into the river as a result of the incident.

Tests are currently underway to assess the water quality downstream of the discharge point and an investigation into this incident has commenced.

For more information contact:

Richard Deane	Nicola Lambrechts
Manager, Energy and Public Affairs	NATIONAL Public Relations
Teck Cominco Metals Limited	604-970-9113

250-364-4118

TECK COMINCO LIMITED
200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com